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FORM 4                                                     OMB APPROVAL
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[ ] CHECK THIS BOX IF NO                            OMB Number:      3235-0287
    LONGER SUBJECT TO                               Expires: December 31, 2001
    SECTION 16. FORM 4                              Estimated average burden
    OR FORM 5 OBLIGATIONS                           hours per response.... 0.5
    MAY CONTINUE. SEE                               --------------------------
    INSTRUCTION 1(b).

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
WOULFIN           WILLIAM          S.          LECSTAR CORPORATION (LCST)                       to Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------    X  Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS Identification      4. Statement for      ----              ---
C/O LecStar Corporation                           Number of Reporting        Month/Year          X  Officer (give    Other (Specify
4501 Circle 75 Pkwy, Suite 4210                   Person, if an entity     March/2001           ----        title ---       below)
---------------------------------------------     (voluntary)             -------------------               below)
                 (Street)                                                 5. If Amendment,
Atlanta            Georgia           30339                                   Date of Original         CHIEF EXECUTIVE OFFICER
---------------------------------------------     --------------------       (Month/Year)         --------------------------------
  (City)           (State)           (Zip)                                                   7. Individual or Joint/Group Filing
                                                                             -------------      (Check Applicable Line)
                                                                                                  X Form filed by One Reporting
                                                                                                 ---   Person
                                                                                                    Form filed by More than One
                                                                                                 ---   Reporting Person

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                                               TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security         2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                 Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                             (Instr. 8)                                End of Month        Direct         Benefi-
                                (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                 Day/        ------------------------------------                          Indirect       Owner-
                                 Year)       Code    V     Amount  (A) or   Price                          (I)            ship
                                                                   (D)                                     (Instr. 4)     (Instr. 4)
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COMMON STOCK                  3/30/2001       M          1,828,312  A        (1)                              I              (2)
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COMMON STOCK                                                                              2,886,797(3)        D/I            (2)
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(1) Pursuant to an Agreement and Plan of Merger dated January 5, 2001, and previously approved by a majority of the shareholders of the Issuer, the Issuer automatically converted all outstanding shares of Series F Convertible Preferred Stock on March 30, 2001,
    into Common Stock. There was no conversion price.
(2) Mr. Woulfin is a member of Woulfin, LLC which owns 1,828,313 shares.
(3) This number reflects a 60 for 1 reverse stock spilt, effective as of March 30, 2001, and includes warrants to purchase 577,350 shares of Common Stock exercisable at $0.78 with expiration dates ranging from May 10, 2002, to June 1, 2005.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                   SEC 1474 (3-99)

                                                        POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTIONS OF INFORMATION
                                                        CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS
                                                        A CURRENTLY VALID OMB CONTROL NUMBER.
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
FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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SERIES F PREFERRED                                                                                COMMON
  CONVERTIBLE STOCK           $-0-      3/30/2001      M                 (1)  3/30/2001           STOCK   1,828,312(1)      (2)
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
9. Number of           10. Ownership               11. Nature of
   Derivative              Form of                     Indirect
   Securities              Derivative                  Beneficial
   Beneficially            Security:                   Ownership
   Owned at End            Direct (D)                  (Instr. 4)
   of Month                or Indirect (I)
   (Instr. 4)              (Instr. 4)

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     -0-                      I                          (3)
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Explanation of Responses:
(1) This number reflects a 60 for 1 reverse stock split, effective as of March 30, 2001.
(2) The shares of Series F Preferred Convertible Stock were issued pursuant to an Agreement and Plan of
    Merger dated January 5, 2001, whereby the shares of Series F Preferred Convertible Stock would automatically convert into a fixed sum of Common Stock upon the effective date of a 60 to 1 reverse stock split of the Issuer's Common Stock. Such reverse stock split became effective on March 30,2001.
(3) Mr. Woulfin is a member of Woulfin, LLC which owned the shares of Series F Preferred Convertible Stock

                                                                                          /s/ WILLIAM S. WOULFIN           4/10/01
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. -----------------------------   ----------
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                               **Signature of Reporting Person    Date


Note: File three copies of this Form, one of which must be manually signed.                                                  Page 2
      If space is insufficient, see Instruction 6 for procedure.                                                     SEC 1474 (3-99)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

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